# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VOX ROYALTY CORP., CIK 0001907909
CUSIP: 92919F103
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1499 WEST 120TH AVE, SUITE 110, WESTMINSTER, Colorado (CO), 80234
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0000897070

## Reporting persons
- ASHFORD CAPITAL MANAGEMENT INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 3,586,900; shared voting power 0; sole dispositive power 3,586,900; shared dispositive power 0; aggregate amount beneficially owned 3,586,900 (5.3% of the class)

## Item 1. Issuer
Name of issuer: VOX ROYALTY CORP.
Address of issuer's principal executive offices: 1499 WEST 120TH AVE, SUITE 110, WESTMINSTER, COLORADO, 80234

## Item 2. Person Filing
Name of person filing: Ashford Capital Management
Address of principal business office or, if none, residence: 1 Walker's Mill Rd, Wilmington DE 19807
Citizenship: A Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,586,900
Percent of class: 5.25%. The foregoing percentage is calculated based on 68,364,945 shares of Common Stock reported to be outstanding as of December 31, 2025 in the Issuer's December 31, 2025 Quarterly Report filed on Form 40-F.
Sole power to vote or to direct the vote: 3,586,900.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,586,900.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported by the Reporting Person, a registered investment advisor, are held in separate individual client accounts, three separate limited partnerships, and one commingled fund.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ASHFORD CAPITAL MANAGEMENT INC: Alex Patseliev, Chief Compliance Officer (05/06/2026)